N E W S R E L E A S E

August 9, 2018

Nevsun’s Board of Directors Rejects Lundin Mining’s Hostile Bid; Offer Does Not Recognize the Value of Nevsun’s Assets; Company to Proceed with Full Strategic Review

Nevsun’s Board recommends that shareholders REJECT the Hostile Bid and

DO NOT TENDER YOUR SHARES

Vancouver, BC, -- Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) today announced that its Board of Directors, after careful consideration and receipt of the recommendation of a special committee of its independent directors (the “Special Committee”), and after consultation with its financial and legal advisors, has rejected the hostile offer by Lundin Mining Corporation ("Lundin"), to acquire all of the outstanding shares of Nevsun for C$4.75 per share in cash (the “Hostile Bid”). The Board unanimously recommends that Nevsun shareholders REJECT the Hostile Bid and not tender their shares. In the Board’s view the Hostile Bid:

  Fails to recognize the fundamental and strategic value of Nevsun’s unique portfolio of producing and development assets, underpinned by the world-class Timok Project
  Provides an inadequate premium for control, lower than precedent transactions
  Is lower in value than previous transactions proposed by Lundin to Nevsun
  Is lower in value than other alternatives which are expected to emerge

"The Nevsun Board of Directors is unanimous in its belief that the Lundin offer substantially and fundamentally undervalues Nevsun and fails to reflect the strategic value of our asset base," said Ian Pearce, Chairman of Nevsun’s Board of Directors. "The TImok Project is one of the world’s best development stage copper projects, and our Bisha mine continues to generate strong operating cash flow with a mine life that has recently been extended. These assets together represent excellent current and long-term value to our shareholders, and demand a significant premium from anyone who would intend to acquire them. Both the market and equity research analysts have recognized the progress Nevsun has made. Rather than reflecting this enhanced value, Lundin has offered an inadequate premium that is below precedent transaction values, and indeed below copper transaction values that Lundin itself has previously executed. The inadequate value is underscored by the fact that Nevsun’s shares have traded higher than the offer price each day since Lundin launched its hostile bid.”

Added Dave Smith, Chair of the Special Committee: “We have actively and extensively engaged with Lundin over the last several months, including offering access to confidential information and detailed management presentations. Our continual message was that we require full and fair value that reflects the strategic value of all our assets, and the interests of our shareholders. Our Board’s focus is squarely on shareholders’ interests, and with our advisors we have been actively considering available opportunities to maximize value for shareholders through a strategic investment in Nevsun. To ensure we have left no stone unturned, the Board has commenced a strategic review process to consider all alternatives available to Nevsun to maximize value – above and beyond the proposals already generated by Nevsun’s recent strategic investment process – including a potential acquisition of Nevsun as a whole. Discussions are ongoing with several parties that have expressed interest in value-enhancing alternatives to Lundin’s hostile bid, and we fully expect that superior offers or other alternatives will emerge from this process.”

Since March 2017 the Board of Directors and management have been actively involved in the review of various financing alternatives to support the development of the Upper Zone of the Timok Project, and the Company has signed 18 non-disclosure agreements with parties to that end.

This process culminated on August 7, 2018 with four proposals being received from major and mid-tier mining and smelting companies indicating their willingness to purchase up to a 19.9% equity interest in Nevsun along with various proposals for partnering to develop the Timok Project. Three of these proposals to acquire a non-controlling interest in Nevsun are at a premium to the price per Nevsun share offered in the Hostile Bid for full control of Nevsun. The Nevsun Board is evaluating these proposals, and with its advisors will also review all value-maximizing alternatives in the context of Lundin’s undervalued offer, including, but not limited to, an acquisition of all outstanding Nevsun shares.

Tendering Nevsun shares to Lundin’s opportunistic Hostile Bid before the Board and its advisors have had the opportunity to fully explore all available strategic alternatives to maximize shareholder value may preclude the emergence of a superior alternative transaction.

Lundin’s Hostile Bid is open until November 9, 2018. Shareholders are urged to TAKE NO ACTION as Nevsun’s Board pursues a full range of value-maximizing alternatives.

Compelling Reasons to Reject Lundin’s Undervalued Hostile Bid

The basis for the Nevsun Board's recommendation that shareholders reject the Hostile Bid is set forth in the Nevsun Directors' Circular, which was filed today with the Canadian regulatory authorities, is being mailed to shareholders, and is available on Nevsun’s website. The reasons for the Nevsun Board's recommendation include, among other things, the Board's belief that:

  The Hostile Bid fails to recognize the fundamental value of Nevsun’s highly coveted asset portfolio. The Timok Project is a uniquely strategic asset, and Bisha is a cash flow generator with a recently extended mine life. It is the Board’s belief that the Hostile Bid provides inadequate value for these assets and ignores the significant progress and several key milestones reached at Timok and Bisha in recent months. The 100%-owned Timok Upper Zone project is one of the highest quality development stage copper projects in the world due to its high grades, expected low capital intensity and low operating costs. The pre feasibility study for the Upper Zone alone demonstrates a NAV of US$1.82 billion after tax, and the Timok Lower Zone is one of the world’s ten largest development stage copper projects, with an initial inferred resource containing 31.5 billion pounds of copper and 9.6 million ounces of gold. Combined with the successfully operating Bisha mine, these assets deserve a premium valuation to what Lundin is offering.

  The Hostile Bid is significantly below implied multiples of precedent base metals transactions. The Hostile Bid implies a Price / Net Asset Value (“P/NAV”) of 0.7x, a significant discount from the 1.0x P/NAV observed in recent comparable base metal transactions and well below the multiples Lundin paid for its other strategic copper assets such as Candelaria and Tenke.

  The Hostile Bid is significantly below implied premiums of precedent transactions. Lundin‘s takeover premium is substantially inferior to control premiums paid for other companies developing base metal projects. The Hostile Bid premium is approximately 20% lower than those observed in precedent transactions involving base metal developer transactions, all-cash mining transactions and Canadian hostile transactions. This low premium does not, in Nevsun’s view, reflect the strategic importance, value or quality of Nevsun’s assets, nor the unique investment opportunity Nevsun affords to Lundin or any other potential acquiror at a time when high quality base metal assets are in demand. Furthermore, Lundin’s purported offer premiums are to highly selective dates and ignore Nevsun’s positive developments since Lundin’s initial press release on May 7, 2018 including the Timok Lower Zone resource release confirming it as a world class deposit, and the Bisha mine life extension through 2022 which further reduces the funding requirements for the Timok Project.

  Superior offers or other alternatives are expected to emerge. Beginning in March 2017, Nevsun’s Board, management and advisors have been evaluating various financing alternatives to support the development of the Upper Zone of the Timok Project. Nevsun has entered into confidentiality and standstill agreements with 18 interested parties, and has received four proposals from major and mid-tier mining and smelting companies indicating their willingness to purchase up to a 19.9% equity interest in Nevsun along with various proposals for partnering to develop the Timok Project. Three of these proposals to acquire a non-controlling interest in Nevsun are at a premium to the price per Nevsun share offered in the Hostile Bid for full control of Nevsun. A strategic investment in the Company would also substantially reduce the financing risk associated with the Timok Project. The Nevsun Board is evaluating these proposals, and is also is actively pursuing other potential value-maximizing alternatives to the Hostile Bid, including the acquisition of all Nevsun shares by another party. Tendering Nevsun shares to Lundin’s offer before the Board and its advisors have had an opportunity to fully explore all available alternatives to the Hostile Bid may preclude a financially superior transaction from emerging.

  The Hostile Bid is opportunistically timed to deprive Nevsun shareholders of future potential value. The Nevsun Board believes that the Hostile Bid, if completed, would allow Lundin to capture the upside value in Nevsun for Lundin shareholders at the expense of Nevsun shareholders. Nevsun continues to enhance the value of the Company as it builds on the recent disclosed progress in moving Timok towards full commercial production. Advancing a project from development to production is generally a positive value catalyst, and this progress has attracted significant interest from strategic parties. The approximate 56% increase in the trading price of Nevsun’s shares on the TSX from the beginning of 2018 through to the announcement of Lundin’s Hostile Bid on July 26, 2018 bears out the momentum that Nevsun’s management has created.

  The market views the Hostile Bid as inadequate. Nevsun’s shares have traded ABOVE the Hostile Bid price every day between when the Hostile Bid was launched and the last trading day prior to the filing of this Directors’ Circular. The Hostile Bid price represents a 4% discount to the closing price of Nevsun common shares on August 8, 2018. The performance of the Nevsun common shares during this period is a strong indicator that the market believes that the Hostile Bid undervalues Nevsun’s common shares. The Hostile Bid also represents a 19% discount to the median equity analyst target price of $5.88 per Nevsun share from the eight analyst reports that were issued following the announcement of the Hostile Bid.

  Lundin has a strong self-interest to secure Timok for itself – and the ability to pay a significantly higher purchase price for Nevsun. Following its significant reduction in copper exposure through the sale of its stake in the Tenke copper project, Lundin has a strategic imperative to secure a new copper asset as part of its stated corporate strategy. Lundin also has a record of executing dilutive transactions to secure strategic assets within its investment criteria. Both of these factors indicate an ability to increase its current offer. Nevsun’s Board believes that if Lundin wants to acquire Nevsun, it should be willing to provide full and fair value to do so and not be able to take advantage of Nevsun shareholders with a low value and opportunistic bid which transfers value to Lundin.

  The Hostile Bid is financially inadequate. Both BMO Nesbitt Burns Inc. (“BMO”) and Citigroup Global Markets Inc. (“Citi”) have provided a written opinion to Nevsun’s Board that the consideration being offered pursuant to the Hostile Bid was, as of the date of such opinions, inadequate, from a financial point of view, to Nevsun shareholders.

  The Hostile Bid is highly conditional at the expense of Nevsun. The Board of Directors believes that tendering shares to Hostile Bid would, in effect, constitute the grant to Lundin of an option to acquire Nevsun at a price that does not recognize the fundamental value and potential of Nevsun’s assets, particularly the Timok Project.

Consistent with the unanimous rejection of the Hostile Bid as undervalued and inadequate, Nevsun’s management and Directors WILL NOT TENDER their shares to Lundin’s offer.

Nevsun’s Long Record of Engagement

The Nevsun Board’s rejection of the Hostile Bid follows a long history of open and continual engagement with Lundin since March 2017. This included Nevsun’s Board and management considering a number of proposals, structures and partnerships. This extensive engagement is outlined in detail in the Nevsun Directors' Circular under “Background to the Hostile Bid.” As this background makes clear, a lack of engagement or openness to a transaction has never been an issue.

Take No Action and Reject Lundin’s Hostile Bid

Nevsun shareholders are urged to REJECT the Hostile Bid. To do so, Nevsun shareholders should TAKE NO ACTION.

Shareholders are encouraged to carefully review the Directors' Circular in its entirety. This document has been mailed to Nevsun shareholders and is available free of charge on SEDAR at www.sedar.com, and on Nevsun’s website at www.nevsun.com.

Nevsun Shareholders who have already tendered their Nevsun Shares to the Hostile Bid and who wish to obtain assistance in withdrawing them are urged to contact their broker or Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free in North America), or 1-416-304-0211 (collect calls outside North America), or by email at assistance@laurelhill.com.

Advisors

Counsel for Nevsun's Special Committee is Borden Ladner Gervais LLP. The Special Committee's independent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP. The Company's financial advisor is BMO Capital Markets. Laurel Hill Advisory Group is Nevsun’s strategic advisor and information agent.

Qualified Persons Statement

The technical content of this press release was previously disclosed in a News Release by the Company dated March 28,2018 titled "Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS" and was reviewed by the associated Qualified Persons ("QPs") listed below for specific aspects of the PFS as defined by the National Instrument 43-101.

Mining & Mineral Reserves– Jarek Jakubec SRK Vancouver

Mineral Processing – Mick Bunyard - Hatch

TSF – Mihajlo Samoukovic, Knight Piesold Vancouver

Infrastructure, Capital & Operating Costs- Mark Sucharda, Hatch

Economic Evaluation – Robert Duinker, Hatch

Each of the individuals listed above are independent QPs for the purposes of NI 43-101. All scientific and technical information in this press release in respect of the Timok Project or the PFS is based upon information prepared by or under the supervision of those individuals.

As disclosed in the Company's news release dated June 26, 2018, the initial inferred resource for the Timok Lower Zone contains 1.7 billion inferred tonnes grading 0.86% copper and 0.18g/t gold containing 31.5 billion pounds of copper and 9.6 million ounces of gold.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information about the Lundin formal offer for all of the shares of Nevsun and the terms and conditions of an such offer, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer
SHAREHOLDER QUESTIONS: Laurel Hill Advisory Group North America Toll Free: 1-877-452-7184 Collect Calls Outside North America: 1-416-304-0211 Email: assistance@laurelhill.com NSU 18-24.doc	FOR FURTHER INFORMATION: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com